November 18, 2005	Via Facsimile and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attn: Ms. Angela Jackson

100 F Street, N. E. Mail Stop 4561

Washington, D. C. 20549

Re:	Navistar Financial Corporation

Form 10-K for Fiscal year ended October 31, 2004

Filed February 15, 2005

File No. 001-04146

Dear Ms. Jackson:

On behalf of Navistar Financial Corporation (the “Corporation”), this letter is in response to comments provided by the Securities and Exchange Commission (“SEC” or “Commission”) staff in a letter dated September 27, 2005, with respect to the Corporation’s Annual Report on Form 10-K for the year ended October 31, 2004. The SEC comments and the responses from the Corporation are set forth in the attached table and Exhibit A.

Navistar Financial Corporation acknowledges that: (i) the Corporation is responsible for the adequacy of the disclosure in its Form 10-K for the period ended December 31, 2004; (ii) SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; (iii) the Corporation may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States; and, finally, (iv) the Division of Enforcement has access to all information the Corporation provides to the staff in connection with staff’s comments on the filing noted above.

The Corporation intends to revise future filings to reflect the changes depicted in Exhibit A, beginning with the Corporation’s October 31, 2005 Form 10-K. We desire to file the Corporation’s 2005 Form 10-K timely. We respectfully request your response to our revisions as soon as possible.

We look forward to working with you to ensure the appropriateness of the Corporations enhanced disclosure. Please feel free at any time to contact John Mulvaney Vice President and Controller at 630-753-4094 or via email at John.Mulvaney@nav-international.com.

Sincerely,

Andrew J. Cederoth

Principal Financial Officer

Navistar Financial Corporation

Cc:	Margaret Fitzgerald, SEC

Kristin L. Moran, NFC General Counsel

Thomas Hough, Chairman NFC Audit Committee

In these replies the following naming convention is used:

“Corporation” or “NFC” refers to Navistar Financial Corporation, File No. 001-04146

“Navistar” or “NIC” or “parent company” refers to Navistar International Corporation, File No. 001-9618

“International” refers to International Truck and Engine Company who owns 100% of NFC and is owned 100% by NIC.

As stated the responses to the staff comments are shown in a table format to assist in matching the staff’s comments to the Corporation’s responses. Requested revisions to the actual 2004 disclosure, which the Corporation intends to reflect in future filings, are found in Exhibit A.

Specific Inquiries from the Securities and Exchange Commission

Financial Statements

Note 1: Summary of Accounting Policies

Revenue on Receivables, page 17

1.   Please revise to more clearly describe each type of receivable and its associated revenue recognition policy. For example,

•     Clarify the difference between “finance receivables” and “other finance receivables” as reported on your balance sheet.

•     More clearly describe what wholesale and retail notes and accounts represent and how revenue is recognized for each.

•     Clarify whether the term “finance leases” refers to direct financing leases. If so, please disclose your accounting policy for such leases.

•     Distinguish between the types of revenue that you earn. For example, clarify that revenue from retail notes and finance leases represents interest income, while revenue from operating leases is earned in the form of rental income.

Note 1: Summary of Accounting Policies

Sales of Receivables, page 17

2.   Please revise to describe the components of “income related to sales of finance receivables” as reported on your income statement. In addition, please tell us how you determined that it was appropriate to classify such income as revenue as opposed to other income.

Response to Comment Nos. 1 and 2

For response to Comment No. 1 and 2, the Corporation agrees with the staff and will revise the disclosure in Note 1: Summary of Accounting Policies – Finance Receivables, Revenue Recognition and Sales of Receivables and intends to clarify the titles of line items on the Statements of Consolidated Income to provide further clarification.

See Exhibit A for the revised disclosure of the information in the Company’s 2004 Form 10-K which was requested in Comments 1 and 2.

In our disclosure in the 2004 Form 10-K, the line titled “finance receivables” reported retail notes and finance lease receivables while “other finance receivables” reported the wholesale notes, wholesale accounts and retail accounts. As illustrated in Exhibit A, the Corporation will discontinue this disclosure in future filings.

Exhibit A clarifies that finance leases refer to direct financing leases.

The Corporation has revised Note 1. Summary of Accounting Policies – Sales of Receivables to describe the components of “income related to sales of finance receivables

NFC classifies “income related to sales of finance receivables” as revenue based on our approach to reporting on a “single step” basis. That is, the Corporation groups all of its revenues and expenses together and does not have any other subtotals prior to income before taxes. As a result, a separate category for “other income” is not applicable.

Note 1: Summary of Accounting Policies

Sales of Receivables, page 17

3. Please revise to disclose the key assumptions used in subsequently measuring the fair value of your retained interests (including, at a minimum, quantitative information about discount rates, expected prepayments including the expected weighted-average life of pre-payable financial assets, and anticipated credit losses, including expected static pool losses.) Refer to paragraph 17(g) of SFAS 140.

Note 1: Summary of Accounting Policies

Sales of Receivables, page 17

4. Please revise to disclose the following for all material servicing assets and servicing liabilities in accordance with paragraph 17(e)of SFAS 140:

•     the amounts of servicing assets or liabilities recognized and amortized during the period;

•     the fair value of recognized servicing assets and liabilities for which it is practicable to estimate that value and the method and significant assumptions used to estimate the fair value;

•     the risk characteristics of the underlying financial assets used to stratify recognized servicing assets for purposes of measuring impairment in accordance with paragraph 63 of SFAS 140; and

•     the activity in any valuation allowance for impairment of recognized servicing assets—including beginning and ending balances, aggregate additions charged and reductions credited to operations, and aggregate direct write-downs charged against the allowances—for each period for which results of operations are presented.

Response to Comment No. 3

Rather than provide the requested assumptions in NFC’s Note 1. Accounting Policies, the Corporation will revise its future filings and include this information in Note 15. Sales of Receivables.

Please see Exhibit A.

Response to Comment No. 4

The Corporation does not have any material servicing assets or liabilities as its servicing income is just adequate compensation for the services it provides. Paragraph 62 of SFAS 140 states, in part, “....the initial measure for servicing may be zero if the benefits of servicing are just adequate to compensate the servicer for its servicing responsibilities.” Question 78 of the FAS 140 Implementation Guidance indicates that “a servicing contract that entitles the servicer to receive benefits of servicing just equal to adequate compensation, regardless of the servicer’s own servicing costs, does not result in recognizing a servicing asset or a servicing liability”. In addition, it states that “adequate compensation is determined by the market place.”

The Corporation has determined that the contractual servicing fee represents market value, or just adequate compensation for its responsibilities. The Corporation maintains a contract with an independent back-up servicer that has agreed to accept the Corporation’s servicing fee as compensation should a servicer default occur. This acceptance confirms the Corporation’s fee is market based at inception. In addition, to further evidence that our servicing fee represents market value, the Corporation periodically reviews servicing fees and related accounting as disclosed by other major securitizers in the automotive sector in order to support the conclusion that Corporation’s servicing fee is market based.

Note 1: Summary of Accounting Policies

Finance Receivables, page 18

5. Please revise to disclose how you account for finance receivables in which you do not have the intent and ability to hold for the foreseeable future considering the guidance in paragraph 8 of SOP 01-6. In addition, given your history of securitizing finance receivables, tell us how you considered whether all or a portion of your finance receivables should be reported as held for sale as of October 31, 2004.

Note 1: Summary of Accounting Policies

Finance Receivables, page 18

6. We note on your cash flow statement that you have sold a significant amount of your finance receivables. Please tell us how you considered the guidance in paragraph 9 of SFAS 102 and SOP 01-6 in determining the appropriate classification of cash flows related to the origination and sale of finance receivables.

Response to Comment No. 5

Paragraph 8 of SOP 01-6 indicates that if management has the intent and ability to hold finance receivables for the foreseeable future, or until maturity or payoff, they should not be reported as held for sale. The timing of when a finance receivable is transferred to “held for sale” is based on the following guidance in SOP 01-6, paragraph 8c, “Once a decision has been made to sell loans not previously classified as held for sale, such loans should be transferred into the held-for-sale classification and carried at the lower of cost or fair value.”

The Corporation makes the decision to sell a group of finance receivables once those finance receivables have been finally selected based on specific criteria for sale into a securitization. The Corporation documents its selection on a receivable by receivable basis in the subsidiary ledger by tagging the finance receivables that meet the underwriting criteria. Prior to that point, the Corporation intends to and has the ability to hold until maturity all of the finance receivables it originates.

The Corporation had finance receivables which were internally designated as held for sale as of October 31, 2004 which were not separately reported on the balance sheet. However, the related amounts were accounted for properly as those finance receivables were held at the lower of cost or fair value as required by SOP 01-6 paragraph 8(b) that states “non mortgage loans held for sale should be reported at the lower of cost or fair value.” To enhance the disclosure, the Summary of Accounting Policies will describe this policy in future filings and the Statement of Consolidated Financial Condition or the notes thereto will be revised in future filings to separately identify the finance receivables selected for sale into a securitization as Held for Sale. There were no finance receivables designated as held for sale at the end of any quarterly reporting period in fiscal years 2003 and 2004, except as noted above at October 31, 2004.

Response to Comment No. 6

According to paragraph 9 of SFAS 102, “Cash receipts resulting from sales of loans that were not specifically acquired for resale shall be classified as investing cash inflows. That is, if loans were acquired as investments, cash receipts from sales of those loans shall be classified as investing cash inflows regardless of a change in the purpose for holding those loans.”

At the time they are originated (see responses to Staff comments No. 2 and 5) all finance receivables are classified as held for investment purposes. The Corporation funds its balance sheet through equity, a revolving credit agreement, trade payables to International, debt, and on and off-balance sheet securitizations.

Based on the public financial markets and the competitiveness of funding options, the Corporation may choose to securitize and sell finance receivables in off-balance sheet transactions; generally two or three times a year. Finance receivables are not originated with the intent to sell them within a short period of time. The Corporation changes its intent to hold or sell finance receivables based on funding options, which is not on a basis that would be considered frequent selling or trading. Therefore, the cash flow related to securitizations is reported as cash flows from investing activities as noted in paragraph 9 of SFAS 102 above.

Note 2: Restatements, page 20

7. Please revise to more clearly explain your restatement related to your securitization activities. Clearly explain your prior accounting policy for retained interests, including interest-only receivables, and explain why such accounting was subsequently determined to be inappropriate. In addition, clearly explain your current accounting policy for retained interests, specifically interest-only receivables.

Response to Comment No. 7

Prior to the restatement, the Corporation did not appropriately value or account for its retained interests in securitized retail notes and finance leases. The Corporation maintained a separate allowance for losses on its sold receivables and did not include the net losses in the QSPE’s cash flows. The Corporation also did not record the retained interests at the time of transfer using the allocated basis methodology as required by SFAS No. 140. The cash reserve accounts in the QSPE were not valued as retained interests, but as interests sold and valued by using the cash in method. Finally, the discount rate used by the Corporation was determined to be inappropriately low, thus overstating the retained interests, as well as the gain recognition.

Instead, the Corporation reported the retained interests at amortized cost and recognized variances in excess spread (interest received from the customer less interest paid to the investor) between the original forecast on which the gain was based and actual results in the period in which the variances occurred. Fair value estimates and evaluations for impairment on the retained interest under EITF 99-20 were not performed. This accounting had reported results which were different from results if the requirements of SFAS 140 and EITF 99-20 had been followed.

NFC’s current accounting policy records retained interests, which include interest-only receivables, cash reserve accounts, over collateralization and subordinated certificates, at relative fair value or allocated cost in the periods in which the sales occur. The discount accretion related to the retained interests is recognized on an effective yield basis.

Management estimates the prepayment speeds for the receivables sold, market-based discount rates used to determine the fair value of the retained interests and the anticipated net losses on the receivables in order to determine the fair value of the retained interests. The method for calculating the gain or loss aggregates the receivables in a homogenous pool. Estimates are based on historical experience, anticipated future portfolio performance, and other factors and are made separately for each securitization transaction. In addition, the Corporation re-evaluates the fair value of the retained interests on a quarterly basis and recognizes changes as required by ETIF 99-20 Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.

The Corporation restated its 2003 balance sheet and income statement and cash flow statement within its 2004 Form 10-K and, respectfully, believes that the disclosure provided in Note 2. Restatement sufficiently informed the reader regarding changes between the prior reporting and the 2004 reporting.

In accordance with paragraph 37 of APB 20, Accounting Changes, the Corporation does not intend to include the restatement disclosures in the 2005 Form 10-K. Management believes that overall the disclosure in the fiscal year 2004 Form 10-K adequately described the facts and circumstances around the restatement and is not misleading to investors. Furthermore, the Corporation believes a more detailed explanation in the 2005 Form 10-K with cites from the accounting literature would create confusion to investors. A description of the Corporation’s accounting for retained interests will be included in the Critical Accounting Policies section of the Management’s Discussion and Analysis in future filings.

Note 2: Restatements, page 20

8. Please revise to more clearly explain the adjustment that was made to recognize a residual value guarantee of $11.9 million. Clearly describe the nature of this guarantee and your related accounting policy for residual value guarantees.

Response to Comment No. 8

This guarantee reflected the sale in fiscal year 2000 to a third party of the beneficial interests in an operating lease and the lease back of those beneficial interests under a capital lease with a terminal rental adjustment clause (“TRAC”). The minimum lease payments, assigned to the third party, were made directly to the third party and were non-recourse to the Corporation. With the assignment, the Corporation discharged its obligations under the capital lease except for its obligations under the TRAC.

Prior to the restatement, the Corporation removed the equipment from its balance sheet and did not record any asset or liability related to this transaction.

In the restatement the equipment, as part of the beneficial interest, was still removed from the balance sheet and instead the Corporation recognized a capital asset and liability related to the TRAC amount. The Corporation recognized these changes for fiscal 2003 in the 2004 form 10-K Statements of Consolidated Financial Condition. The capital asset was within Other Assets and the liability related to the capital lease obligation was within Other Liabilities.

The Corporation no longer has any material residual guarantees as the transactions described above reached the end of their term in the 3rd quarter of 2004.

Management believes that the prior disclosure is not misleading to investors and adequately described the facts and circumstances of the transactions.

Note 3. Transactions with Affiliated Companies Assumption of Debt, page 22

9. Please revise to clearly explain how you accounted for the assumption of debt by Navistar. Specifically disclose how this transaction resulted in an $11.9 million increase in your additional paid-in capital.

Response to Comment No. 9

The Corporation’s accounting for this transaction as an increase in Navistar’s investment in the Corporation is based on Footnote No. 1 to APB 26, which indicates that “...extinguishment transactions between related parties may be in essence capital transactions.”

Please see Exhibit A for revised and expanded disclosure.

Note 6: Allowance for Losses, page 24

10. Please revise to fully explain the reasons for changes in each element of your allowance for losses so that a reader can understand how changes in risks in the portfolio during each period relate to the allowance established at period-end.

•     Quantify and explain how changes in your estimation methods and assumptions affected the allowance;

•     Quantify and explain how changes in finance receivables and lease concentrations, quality, and terms that occurred during the period are reflected in your allowance.

•     Quantify your gross charge-offs and recoveries for each period presented.

Response to Comment No. 10

Please see Exhibit A for revised disclosure to Note 1. Summary of Accounting Policies and Note 6. Allowances for Losses.

In fiscal year 2004, the Corporation changed its methodology to estimate the required allowance for losses by estimating the required allowance for each type of finance receivable rather than on a total portfolio basis. This change reduced the impact that historical retail note losses had on the estimate. As retail notes generally have the highest loss rate this methodology resulted in a lower allowance level. Management believed that this change in methodology was not material to disclose in the notes to the financial statements. The Corporation did not complete a full analysis of the allowance under the prior methodology. The Corporation’s evaluation is that this change reduced the allowance by approximately $1.7 million.

The Corporation’s finance receivable portfolio did not have significant changes in concentration or term, and only slight changes in overall quality in fiscal 2004 and 2003 that would have impacted the allowance.

With respect to the requested disclosure of gross charge-offs and recoveries, while the Corporation has included a template of the proposed disclosure, the Corporation captures activity related to losses on an asset level and may not be able to disaggregate historical net losses into charge-offs and recoveries. If prior periods are not determinable, we will disclose amounts prospectively and include a note to the table that prior amounts were not determinable.

Note 6: Allowance for Losses, page 24

11. Please revise to include a complete description of your accounting policy for the allowance for losses. Describe your systematic analysis and procedural discipline, required by FRR-28, for determining the amount of your allowance for losses. Specifically discuss the following:

•     Explain how you determine each element of the allowance.

•     Explain which contracts are evaluated individually and which contracts are evaluated as a group.

•     Explain how you determine both the allocated and unallocated portion of the allowance for losses.

•     Explain how you determine the loss factors you apply to your graded loans to develop a general allowance.

•     Explain how you consider recourse provisions maintained by International in determining each element of your allowance.

Response to Comment No. 11

Please see Exhibit A for revised disclosure to Note 6. Allowances for Losses.

The Corporation evaluates its allowance for losses based on the pool method by asset type: retail notes and finance leases, wholesale notes, retail accounts and wholesale accounts. The finance receivables in these pools are considered to be relatively homogenous.

The Corporation’s estimate of the required allowance is based on applying an estimated loss percentage to the finance receivables on its balance sheet. The estimated loss percentage is based on its historical average annual losses as a percent to average finance receivable balances and its current year estimate of annual losses as percent to its estimate of average receivable balances.

The current year estimate of losses is developed by reviewing past due balances, current repossession frequency, recovery percentages on recently repossessed vehicles and current economic conditions. These qualitative conditions include, but are not limited to, diesel fuel price changes, freight tonnage and freight carrier profitability.

The estimate is developed by NFC Controller’s office and the VP of Operations. It is then reviewed by the NFC CEO and executive staff before being presented to Navistar’s Controller, CFO and CEO.

In addition, when the Corporation identifies significant customers (generally over $500,000 of exposure) at probable risk of default, that customer’s receivables are removed from the pools and separately evaluated for estimated losses based on the market value of the collateral and specific terms of the receivable contract. The Corporation uses its significant experience in remarketing transportation equipment to estimate market values.

The Corporation does not have any unallocated or general allowance related to its finance receivables.

The Corporation does not grade its loans or use loss factors on its loans to determine allowances for losses.

The recourse provisions maintained by International are reflected in the historical and forecasted loss percentages.

Note 12: Commitments and Contingencies, page 33

12. We note that you have guaranteed the outstanding debt of affiliates, certain derivative contracts and the adequacy of Harco’s loss reserve. Please revise to clearly explain how you have accounted for each of these guarantees considering the guidance in FIN 45.

Response to Comment No. 12

The affiliates listed in the disclosures of guarantees of debt and derivatives have a common parent with the Corporation. Therefore, per Paragraph 7(h) of FIN 45 (see below), no liability is recorded. The Corporation believes it has met all of the disclosure requirements of FIN 45 for those guarantees.

FIN 45, Paragraph 7

“7.0 The following types of guarantees are not subject to the initial recognition and initial measurement provisions of this Interpretation but are subject to the disclosure requirements:

7(h.)     A subsidiary’s guarantee of the debt owed to a third party by either its parent or another subsidiary of that parent.”

The guarantee related to Harco Insurance company was created in November 2001 in connection with the Corporation’s sale of Harco to an unrelated third party. Thus, it arose prior to the effective date of FIN 45. FIN 45 paragraph 20, states, “the initial recognition and initial measurement provisions in paragraphs 9 and 10 shall be applied only on a prospective basis to guarantees issued or modified after December 31, 2002,. The guarantor’s previous accounting for guarantees issued prior to the date of this Interpretation shall not be revised or restated.....”

Note 14: Derivative Financial Instruments, page 35

13. We note from your table on page 35 that you hold two interest rate caps and an interest rate swap for which you apply hedge accounting under SFAS 133. Please advise us as follows with respect to these derivatives:

•     Identify each type of asset or liability for which you employ hedging strategies.

•     Clearly describe the terms of both the hedging instrument and the hedged item.

•     Describe the specific documented risk being hedged.

•     Disclose the hedging classification for each derivative instrument.

•     Tell us how you determined that these hedging relationships met all to the criteria of paragraphs 20-21 or 28-29 of SFAS 133 to qualify as fair value or cash flow hedges.

•     Identify whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of each hedging strategy.

•     Describe how you assess hedge effectiveness and measure hedge ineffectiveness.

•     For any hedges for which you apply the short cut method of assessing hedge effectiveness, tell us how you determined that such hedges met the conditions of paragraph 68 of SFAS 133 to qualify for such treatment.

Response to Comment No. 13

In its 2004 Form 10-K, the Corporation disclosed hedge accounting on three derivatives: two interest rate caps and an interest rate swap.

Interest Rate Caps:

The Corporation’s accounting for these stand alone derivatives complied with SFAS No. 133, specifically, that changes in the fair value were recognized through the income statement. The disclosure in the footnote however, gave the impression the caps were receiving hedge accounting treatment. This was not the case and in future filings the reference to hedge accounting treatment will be eliminated.

Interest Rate Swap:

The Corporation entered into the interest rate swap to fix the interest rate on an amortizing tranche of its variable rate revolving debt. The hedge was to protect the Corporation from changes in cash flows related to changes in interest rates on this funding source. Hedge effectiveness was determined based on matching the terms of the swap (notional amounts, underlying (LIBOR), term and re-set date) to the amortizing tranche of the revolver. The hedge was classified as a cash flow hedge. The Corporation recorded the changes in fair value of the interest rate swap through Other Comprehensive Income.

Upon reviewing the matching characteristics, the Corporation concluded that the maturity date of the debt was earlier than the maturity date of the swap. The Corporation should not have applied the matched terms method in assessing hedge effectiveness. Because the life of the swap exceeded the life of the debt, the Corporation has concluded that this transaction does not qualify for hedging accounting under SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities. During the years of 2003 and 2004 the quarterly fluctuation in fair value was not material (ranged between $100 thousand and $400 thousand on a pre-tax basis). Additionally, the amount in accumulated other comprehensive income was $300 thousand (after tax) at October 31, 2004. As of October 31, 2005, we will no longer treat this swap as a hedging instrument.

Note 15: Sales of Receivables, page 37

14. We note your disclosure that you sold retail notes and “finance lease receivables” through NFRRC. Please tell us how you accounted for the sale of finance lease receivables considering the guidance in paragraph 89 of SFAS 140.

Response to Comment No. 14

Paragraph 89 of SFAS 140 states “residual values meet the definition of financial assets to the extent that they are guaranteed at the inception of the lease” and “residual values guaranteed at inception are financial assets.” The finance lease receivables sold into the securitizations through NFRRC are direct financing leases where the entire residual value of the lease is guaranteed by the lessee at lease inception and thus the entire finance lease receivable is a financial asset and, consequently, any transfers to NFRRC are subject to SFAS 140.

Note 15: Sales of Receivables, page 37

15. We note your disclosure that your SPC’s have limited recourse on the sold receivables. We also noted significant repurchases of receivables on your cash flow statement during each of the periods presented. Please tell us how you considered these recourse provisions, including requirements to repurchase, in determining that these transfers of receivables qualified for sale treatment under SFAS 140.

Response to Comment No. 15

The amounts identified on the Statements of Consolidated Cash Flow as “Repurchase of sold retail receivables” consist primarily of two elements: repurchases of receivables by the Corporation, as servicer, pursuant to a clean-up call or the Corporation’s failure to meet it representations and warranties as servicer.

The clean up call is specifically allowed under SFAS 140, paragraph 9(c) (see below).

Situations where the Corporation fails to meet the representations and warranties as servicer primarily involve cases where the Corporation, as servicer, is required to service the portfolio in the same manner as it services its owned portfolio, but is also precluded from restructuring the finance receivables in such a way as to change their yield. In those cases where, following its credit and collections policy, the Corporation changes a note’s interest rate as a result of a customer request (usually for financial difficulties being experienced by the customer), the Corporation is required to repurchase the note from the trust. In these cases, the Corporation cannot unilaterally repurchase specific assets since any modification of terms that would result in an automatic repurchase may only be initiated at the request from the customer and therefore the Corporation has surrendered control despite this repurchase feature in the agreement.

Per SFAS 140, Paragraph 9

“The transferor has surrendered control over transferred assets if and only if...

(c) The transferor does not maintain effective control over the transferred assets through...(2) the ability to unilaterally cause the holder to return specific assets, other than through a clean-up call,”

Exhibits, Financial Statement Schedules and Reports on

Form 8-K, page 47

16. Please revise to include an exhibit which illustrates the computation of the ratio of earnings to fixed charges required by Item 503(d) of Regulation S-K.

Response to Comment No. 16

The Corporation will include Exhibit 12 “Statements re computation of ratios” as required by Item 503(d) of Regulation S-K in its Form 10-K for the period ended December 31, 2005. The corporation will also include such Exhibit in all future Forms 10-K

The ratios as of October 31, 2004 were:

2000      1.95

2001      1.78

2002      2.17

2003      2.98

2004      3.50